Exhibit 99.1

FOR IMMEDIATE RELEASE

HLS Systems International Reports Unaudited
Fiscal 2009 Second Quarter Financial Results

Q2 Financial Highlights

  Record revenues of $52.5 million, an increase of 40.8% quarter-over-quarter and 22.2% year-over- year
  Gross margin of 34.6%, as compared to 25.9% in the same period of last year
  Non-GAAP net income of $11.1 million, an increase of 81.4% quarter-over-quarter and 114.0% year- over-year
  $12.2 million net cash generated from operations for the quarter ended on December 31, 2008; cash and cash equivalents of $86.4 million as of December 31, 2008 and working capital of $155.3 million
  DSO at 114 days for the quarter ended December 31, 2008, significantly reduced from 159 days for the quarter ended September 30, 2008

Beijing, China – March 5, 2009 – HLS Systems International, Ltd. (NASDAQ: HOLI) (“HLS” or the “Company”), the leading domestic provider of automation control systems to China’s rail, nuclear, and industrial markets, today announced unaudited financial results for its fiscal second quarter ended December 31, 2008 (see attached tables).

Dr. Changli Wang, HLS’ Chief Executive Officer, stated, "We are very pleased to deliver a strong quarterly performance as we further reinforce our leading position in the industrial automation market and make significant strides in China’s rail and nuclear automation industries. The record quarterly revenue is primarily due to the accelerating growth of our rail and nuclear segments. In the nuclear automation market, we achieved a significant milestone by successfully installing our proprietary control system in replacement of an existing foreign system at Dayawan Nuclear Station during a routine annual maintenance period. Under strict time restrictions, HLS installed and successfully implemented this system, which we feel is a strong validation of the adaptability and user-friendliness of HLS’ high quality automation systems.”

Dr. Wang continued, “We continue to see more opportunities in the high-speed rail market in 2009, as China’s stimulus plan is expected to support further infrastructure build-out across the country. In addition to rail, we believe that HLS is well-positioned to grow its leading share of the industrial and nuclear industries, as there is an unprecedented opportunity in each of these targeted markets. HLS is in an incredibly strong financial position with over $86.4 million in cash. We expect that our solid financial foundation will allow us to improve our strength in the rail and industrial automation markets through further investment in R&D while increasing long-term value for our shareholders.”

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Fiscal 2009 Second Quarter Unaudited Financial Results Review

To facilitate a clear understanding of HLS, a summary of unaudited non-GAAP financial results is included below.

In USD thousands, except share numbers and EPS
	Q2 FY2009		Q2 FY2008
		% to		% to	Y-O-Y %
	Amount	Revenue	Amount	Revenue	CHANGE

Revenues	$52,526	100.0%	$42,971	100.0%	22.2%
Integrated Contract Revenue	$50,225	95.6%	$38,838	90.4%	29.3%
Products Sales	$2,301	4.4%	$4,133	9.6%	-44.3%
Cost of Revenues	$34,376	65.4%	$31,840	74.1%	8.0%
Gross Profit	$18,151	34.6%	$11,130	25.9%	63.1%
Total Operating Expenses	$4,993	9.5%	$6,276	14.6%	-20.4%
Selling	$2,651	5.0%	$3,123	7.3%	-15.1%
General and Administrative	$1,918	3.7%	$3,696	8.6%	-48.1%
Research and Development	$1,942	3.7%	$1,049	2.4%	85.1%
VAT Refunds	$(1,518)	-2.9%	$(1,592)	-3.7%	-4.6%
Income from Operations	$13,157	25.0%	$4,854	11.3%	171.0%
Non-GAAP Net Income	$11,146	21.2%	$5,208	12.1%	114.0%
Basic Non-GAAP EPS	$0.254		$0.153		65.2%
Diluted Non-GAAP EPS	$0.254		$0.153		65.2%

Stock-based Compensation Cost for Incentive Shares	$17,000	32.4%	$4,250	9.9%	300.0%
Stock-based Compensation Cost for Options	$44	0.1%	$-	0.0%
Net Income (GAAP)	$(5,899)	-11.2%	$958	2.2%	-715.9%
Basic GAAP EPS	$(0.134)		$0.028		-575.5%
Diluted GAAP EPS	$(0.134)		$0.028		-575.5%
Basic Weighted Average Common Shares Outstanding	43,953,484		33,932,970		29.5%
Diluted Weighted Average Common Shares Outstanding	43, 953,484		33,932,970		29.5%

For the three months ended December 31, 2008, total revenues increased 22.2% to $52.5 million, from $43.0 million in the comparable prior fiscal year period. Of the total revenues, revenue from integrated contracts increased 29.3% to $50.2 million, from $38.8 million for the same period of the prior year. The Company’s integrated contract revenue by segment was as follows:

  $25.1 million, or 50%, related to Industrial Automation & Control;

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  Rail and subway was $21.4 million, or 42.6%, of which $13.9 million, or 27.7%, was from Subway System Integration projects and $7.5 million, or 14.9%, was from Rail Signaling and Control projects;
  $2.7 million, or 5.4%, related to Nuclear Plant Control projects; and
  $1 million, or 2%, related to miscellaneous contracts.

For the three months ended December 31, 2008, HLS’ total cost of revenues was $34.4 million, compared to $31.8 million for the same period of the prior year. The cost of integrated contracts increased to $33.8 million, or 67.3% of integrated contract revenue, for the three months ended December 31, 2008, compared to $29.1 million, or 74.8%, for the same period of the prior year.

As a percentage of total revenues, overall gross margin improved to 34.6% for the three months ended December 31, 2008, up from 25.9% for the prior fiscal year period. The gross margin for integrated contracts was 32.7% for the three months ended December 31, 2008, compared to 25.2% for the same period of the prior year, largely due to revenue mix shifting more towards high margin businesses such as high-speed rail and nuclear automation systems.

For the three months ended December 31, 2008, selling expenses were $2.7 million, a decrease of $0.4 million and $0.1 million, compared to $3.1 million and $2.8 million for the same period of the prior year and the quarter ended September 30, 2008, respectively. As a percentage to total revenues, selling expenses were 5.0%and 7.3% for the three months ended December 31, 2008 and 2007, respectively.

General and administrative (“G&A”) expenses were $1.9 million for the three months ended December 31, 2008, or 3.7% as a percentage of total revenues, compared to $3.7 million, or 8.6%, and $2.3 million, or 7.4%, for the same period of the prior year and the quarter ended September 30, 2008, respectively. The decrease in general and administrative expenses was mainly due to decrease in consulting fees for the quarter, compared on a quarter to quarter basis. G&A expenses presented in financial statements for the period ended December 31, 2008 were approximately $19 million, including $17.0 million in non-cash stock compensation expense on earn-out shares and stock-based option cost.

Research and development expenses were $1.9 million for the three months ended December 31, 2008, compared to $1.0 million for the same period of the prior year. As a percentage to total revenue, R&D expenses were 3.7% and 2.4% for three months ended December 31, 2008 and 2007, respectively. The increase was mainly due to increased R&D activities.

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For the three months ended December 31, 2008, non-GAAP income excluding the non-cash stock compensation cost was $11.1 million, or $0.25 per diluted share based on 44 million shares outstanding. This represents an increase of $5.9 million, or 114.0%, over the $5.2 million, or $0.15 per share based on 33.9 million shares outstanding, reported in the prior year period. On a GAAP basis, net loss was $5.9 million, or $0.13 per diluted share based on 44 million shares outstanding, compared to net income of $1.0 million, or $0.03 per diluted share based on 33.9 million shares outstanding, for the same period of the prior year.

For the three months ended December 31, 2008, comprehensive income was $10.4 million, after translation adjustments of $0.69 million from non-GAAP income of $11.1 million. As a result, the Company achieved its 2008 calendar year incentive target of $32 million comprehensive income.

Backlog Highlights

HLS’ backlog as of December 31, 2008 was $164.2 million, compared to $200.7 million at September 30, 2008, and $121.4 million at December 31, 2007. The current breakdown for the backlog by segment is:

  $52.7 million related to Industrial Automation & Control;
  $51.5 million related to System Integration projects for Subway;
  $56.0 million related to Rail Signaling and Control projects; and
  $4.0 million related to Nuclear and other miscellaneous contracts.

Cash Flow Highlights

HLS generated operating cash flow of $12.2 million for the three months ended December 31, 2008. Including investing and financing activities, the total net cash inflow for the three months ended December 31, 2008 was $9.4 million.

Balance Sheet Highlights

As of December 31, 2008, HLS’ cash and cash equivalents were $86.4 million, compared to $77.1 million at September 30, 2008, with working capital of $155.3 million versus $144.8 million, and with a current ratio of 2.8:1. Days Sales Outstanding (“DSO”) for the quarter ended December 31, 2008 is significantly reduced to 114 days, from 159 days of the prior quarter. Beginning with the period ended December 31, 2008, the Company will present its accounts receivable (“AR”) in a more detailed manner on the balance sheet broken down by AR and cost and estimated earnings in excess of billings, which is essentially unbilled AR. The break-down of the Company’s billed and unbilled receivable has been historically provided in the Notes to the financial statements. The Company is satisfied with the result of its AR collection efforts and will continue to work on more timely collection of AR.

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Outlook for FY 2009

Dr. Wang concluded, “HLS’ management team is committed to delivering strong and sustainable growth to our shareholders. Our rail and nuclear business segments are expected to begin making increased contributions to both gross margins and bottom line, which was evidenced by our solid performance this quarter. In light of this confidence, we are reiterating our annual estimate for FY 2009 of revenues between $150 million and $165 million and gross margins between 30% and 35%. We look forward to continued growth and remain confident in our abilities to achieve our corporate goals in the coming year.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 8:00 AM ET on Thursday, March 5, 2009. Interested parties may participate in the call by dialing (888) 787-0460 (U.S.) or (706) 679-3200 (International) approximately 10 minutes before the call is scheduled to begin and asking to be connected to the HLS Systems conference call. In addition, the conference call will be broadcast live over the internet at

http://investor.shareholder.com/media/eventdetail.cfm?eventid=66168&CompanyID=HLS&e=1&mediaKe y=8DD3979970F58831B44C9F0414C1FF38.

The internet audio stream will be available for 30 days after the call. A recorded replay of the call will also be available until 12:00 a.m. Eastern Time on March 11, 2009. Listeners may dial 800-642-1687 (Domestic) or 706-645-9291 (International) and use the code 87217325 for the phone replay.

About HLS Systems International

HLS Systems International is the leading automation systems provider in the industrial, rail and nuclear power sectors in China, with its own proprietary core technologies. Founded in 1993, HLS has approximately 1,800 employees with 9 sales centers and 13 service centers in 21 cities in China and has completed numerous projects utilizing a wide array of automation products. Its product lines include Distributed Control Systems (DCS) and Programmable Logic Controllers (PLC), digital railway signal and information systems, safety controls for nuclear power reactors, and motor drive and transmission systems.

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

In Beijing:
Jennifer Zhang
Investor Relations
HLS Systems International Ltd.
(8610) 5898-1386
zhangqiuju@hollysys.com

In New York:
Adam Prior
The Equity Group Inc.
(212) 836-9606
aprior@equityny.com

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March 5, 2009

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended December 31,		Six months ended December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$50,224,953	$38,837,535	$86,183,341	$66,807,239
Products sales	2,301,260	4,133,003	3,647,422	5,538,542
Total revenues	52,526,213	42,970,538	89,830,763	72,345,781

Cost of integrated contracts	33,781,932	29,054,058	57,184,167	48,060,362
Cost of products sold	593,712	2,785,995	1,416,208	3,254,052
Gross profit	18,150,569	11,130,485	31,230,388	21,031,367

Operating expenses
Selling	2,650,876	3,123,413	5,416,241	5,381,545
General and administrative	18,962,598	7,945,532	21,272,337	22,096,333
Research and development	1,942,224	1,049,101	3,108,688	1,681,307
VAT refunds	(1,518,146)	(1,591,863)	(2,873,669)	(2,900,957)
Total operating expenses	22,037,552	10,526,183	26,923,597	26,258,228

Income (loss) from operations	(3,886,983)	604,302	4,306,791	(5,226,861)

Other income (expense), net	664,819	(226,150)	872,574	(119,303)
Share of net gains of equity investees	611,218	230,714	385,455	363,275
Government subsidy	1,017,383	1,252,620	1,234,248	1,278,156
Interest expense, net	(262,976)	(338,386)	(595,659)	(3,731,966)
Income (loss) before income taxes	(1,856,539)	1,523,100	6,203,409	(7,436,699)

Income taxes expenses	1,433,715	252,785	2,216,987	894,476
Income (loss) before minority interest	(3,290,254)	1,270,315	3,986,422	(8,331,175)

Minority interest	2,608,463	312,634	3,784,879	1,132,734
Net income (loss)	$(5,898,717)	$957,681	$201,543	$(9,463,909)

Weighted average number of common shares	43,964,353	33,932,970	43,953,484	29,134,961
Weighted average number of diluted common shares	43,964,353	33,932,970	43,953,484	29,134,961
Basic earnings (loss) per share	(0.134)	0.028	0.005	(0.325)
Diluted earnings (loss) per share	(0.134)	0.028	0.005	(0.325)

Other comprehensive income (loss)
Net income (loss)	(5,898,717)	957,681	201,543	(9,463,909)
Translation adjustments	(686,925)	2,163,180	755,998	3,196,944
Comprehensive income (loss)	$(6,585,642)	$3,120,861	$957,541	$(6,266,965)

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HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31, 2008	September 30, 2008
	(Unaudited)	(Unaudited)
ASSET
Current Assets
Cash and cash equivalents	$86,433,081	$77,058,247
Contract performance deposit in banks	6,108,769	6,129,886
Accounts receivable, net of allowance for doubtful accounts of $5,129,999 and $5,000,647	61,535,561	61,099,124
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $722,693 and $841,718	46,727,333	44,818,234
Other receivables, net of allowance for doubtful accounts of $243,855 and $247,710	3,121,150	3,644,268
Advances to suppliers	9,244,172	9,252,338
Amount due from related parties	6,343,320	5,435,589
Inventories, net of provision of $460,865 and $490,911	21,155,570	23,265,280
Prepaid guarantee fee	373,971	348,420
Deferred tax assets	722,456	775,615
Total current assets	241,765,383	231,827,001

Property, plant and equipment, net	31,343,861	29,913,198
Long term investments	10,715,614	10,072,340
Long term deferred expenses	122,541	138,521
Deferred tax assets	673,138	700,405

Total assets	284,620,537	272,651,465

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	5,862,953	8,836,654
Current portion of long-term loans	7,328,692	7,363,879
Accounts payable	29,542,186	24,678,012
Deferred revenue	19,020,953	25,585,504
Accrued payroll and related expense	5,943,049	5,689,493
Income tax payable	1,901,730	1,250,189
Warranty liabilities	2,049,842	1,886,467
Other tax payables	8,933,977	6,787,926
Accrued liabilities	3,299,301	3,553,418
Amounts due to related parties	2,022,007	1,025,427
Deferred tax liabilities	544,811	323,191
Total current liabilities	86,449,501	86,980,160

Long-term bank loans	-	-
Long-term bonds payable	11,725,907	11,782,206

Total liabilities	98,175,408	98,762,366

Minority interest	21,104,906	19,007,624

Commitments and contingencies	-	-

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 43,942,614 shares issued and outstanding	43,943	43,943
Additional paid-in capital	108,755,971	91,711,577
Appropriated earnings	11,676,276	11,676,276
Retained earnings	30,744,027	36,642,744
Cumulative translation adjustments	14,120,007	14,806,935
Total stockholder’s equity	165,340,223	154,881,475

Total liabilities, minority interests and stockholders' equity	$284,620,537	$272,651,465

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HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

Three months ended
December 31, 2008
(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(5,898,717)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	2,608,463
Depreciation and amortization	564,230
Allowance (reversal) for doubtful accounts	6,072
Provision (reversal) for inventories	(135,581)
Loss on disposal of property, plant and equipment	2,540
Loss on deemed acquisition of a subsidiary	18,984
Share of net gains from equity investees	(611,218)
Amortization of expenses accrued for bond payable	16,791
Stock-based compensation	17,044,394
Deferred tax assets (liabilities)	302,046
Changes in operating assets and liabilities:
Accounts receivable	(2,355,863)
Inventories	2,245,292
Advance to suppliers	8,166
Other receivables	558,080
Deposits and other assets	(4,434)
Due from related parties	(2,942,084)
Accounts payable	3,769,242
Advance from customers	(6,564,551)
Accruals and other payable	244,917
Due to related parties	539,653
Tax payable	2,797,591
Net cash provided by (used in) operating activities	12,214,013

Cash flows from investing activities:
Purchase of property, plant and equipment	(82,478)
Proceeds from disposing property, plant and equipment	5,066
Repayment from (Advance to) related parties	1,417,973
Dividends from long-term investments	69,609
Acquisition of a subsidiary, net of cash acquired	(439,638)
Net cash provided by (used in) investing activities	970,532

Cash flows from financing activities:
Proceeds from (Repayments of) short-term loans	(2,930,467)
Net cash provided by (used in) financing activities	(2,930,467)

Effect of foreign exchange rate changes	(879,244)
Net increase (decrease) in cash and cash equivalents	$9,374,834

Cash and cash equivalents, beginning of period	77,058,247
Cash and cash equivalents, end of period	$86,433,081

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Reconcile GAAP Net Income (Loss) to Non-GAAP Net Income (Loss)

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	For three months ended Dec. 31,		For six months ended Dec. 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP Net Income (Loss)	$(5,898,717)	$957,681	$201,543	$(9,463,909)
Non-GAAP Adjustments:
Stock-based compensation cost for incentive shares	17,000,000	4,250,000	17,000,000	17,000,000
Stock-based compensation cost for options	44,394	-	88,788	-
Interest and amortization of discount to bridge loan payable	-	-	-	3,244,434
Non-GAAP Net Income	$11,145,677	$5,207,681	$17,290,331	$10,780,525